Rupert, Kevin C.

From:	Schwartz, Geoffrey [SCHWARTZ-G@Blankrome.com]
Sent:	Friday, May 18, 2012 9:57 AM
To:	Rupert, Kevin C.
Cc:	Westle, Tom
Subject:	Section 19 notices
Attachments:	19a_04_12_CFP.PDF; 19a_03_12_CFP.PDF; 19a_02_12_CFP.PDF; 19a_01_12_CFP.PDF

For our call, attached are the Fund's most recent Section 19 notices.

Geoffrey D. Schwartz | **Blank Rome LLP**
One Logan Square 130 North 18th Street | Philadelphia, PA 19103-6998
Phone: 215.569.5734 | Fax: 215.832.5734 | Email: Schwartz-G@BlankRome.com

Cornerstone Progressive Return Fund
(CUSIP #21925C101)
350 Jericho Turnpike – Suite 206
Jericho, NY 11753

RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT

Cornerstone Progressive Return Fund (the "Fund") is required by regulation to notify you when it makes a dividend payment to its shareholders from sources other than net investment income. With respect to the January 31, 2012 payment of $0.0914 per share to shareholders of record on January 13, 2012, such distribution is estimated to comprise of the following:

Source of Payment	Amount per Share
Ordinary income	$0.0179
Paid-in capital	$0.0735

This information should not be used for tax reporting purposes. After the end of the calendar year (during February 2012), you will receive tax reporting information that will indicate the exact components of all dividends and distributions paid by the Fund that you received for the calendar year.

Shareholders are advised to consult their own tax advisers with respect to the tax consequences of their investment in the Fund.

Cornerstone Progressive Return Fund
(CUSIP #21925C101)
350 Jericho Turnpike – Suite 206
Jericho, NY 11753

RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT

Cornerstone Progressive Return Fund (the "Fund") is required by regulation to notify you when it makes a dividend payment to its shareholders from sources other than net investment income. With respect to the February 29, 2012 payment of $0.0914 per share to shareholders of record on February 15, 2012, such distribution is estimated to be comprised of the following:

Source of Payment	Amount per Share
Ordinary income	$0.0255
Paid-in capital	$0.0659

This information should not be used for tax reporting purposes. After the end of the calendar year (during February 2013), you will receive tax reporting information that will indicate the exact components of all dividends and distributions paid by the Fund that you received for the calendar year.

Shareholders are advised to consult their own tax advisers with respect to the tax consequences of their investment in the Fund.

Cornerstone Progressive Return Fund
(CUSIP #21925C101)
350 Jericho Turnpike – Suite 206
Jericho, NY 11753

RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT

Cornerstone Progressive Return Fund (the "Fund") is required by regulation to notify you when it makes a dividend payment to its shareholders from sources other than net investment income. With respect to the March 30, 2012 payment of $0.0914 per share to shareholders of record on March 15, 2012, such distribution is estimated to be comprised of the following:

Source of Payment	Amount per Share
Ordinary income	$0.0268
Paid-in capital	$0.0646

This information should not be used for tax reporting purposes. After the end of the calendar year (during February 2013), you will receive tax reporting information that will indicate the exact components of all dividends and distributions paid by the Fund that you received for the calendar year.

Shareholders are advised to consult their own tax advisers with respect to the tax consequences of their investment in the Fund.

Cornerstone Progressive Return Fund
(CUSIP #21925C101)
350 Jericho Turnpike – Suite 206
Jericho, NY 11753

RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT

Cornerstone Progressive Return Fund (the "Fund") is required by regulation to notify you when it makes a dividend payment to its shareholders from sources other than net investment income. With respect to the April 30, 2012 payment of $0.0914 per share to shareholders of record on April 13, 2012, such distribution is estimated to be comprised of the following:

Source of Payment	Amount per Share
Ordinary income	$0.0388
Paid-in capital	$0.0526

This information should not be used for tax reporting purposes. After the end of the calendar year (during February 2013), you will receive tax reporting information that will indicate the exact components of all dividends and distributions paid by the Fund that you received for the calendar year.

Shareholders are advised to consult their own tax advisers with respect to the tax consequences of their investment in the Fund.